SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                             Liberate Technologies
                               (Name of Issuer)


                         Common Stock, $0.01 par value
                        (Title of Class of Securities)

                                   530129105
                                (CUSIP Number)

                                David Lockwood
                             Liberate Technologies
                         2655 Campus Drive, Suite 250
                              San Mateo, CA 94403
                                (650) 645-4000
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                April 15, 2005
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

----------------------------------        -------------------------------------
CUSIP No.        530129105                Page    2     of     11    Pages
----------------------------------        -------------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           David Lockwood
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                       (a) [X]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           PF, SC
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States Citizen
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             5,107,201
      SHARES
                    -----------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             8,225,700
     OWNED BY
                    -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             5,107,201
    REPORTING
                    -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             8,225,700
       WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,332,901
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                     [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.6%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

----------------------------------        -------------------------------------
CUSIP No.        530129105                Page    3     of      11    Pages
----------------------------------        -------------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lockwood Fund LLC
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [X]
                                                                     (b) [ ]

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
      SHARES
                    -----------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             8,225,700
     OWNED BY
                    -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             0
    REPORTING
                    -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             8,225,700
       WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,225,700
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                             [  ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.8%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

----------------------------------        -------------------------------------
CUSIP No.        530129105                Page    4     of      11    Pages
----------------------------------        -------------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lockwood Capital Advisors LLC
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [X]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                          [  ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
      SHARES
                    -----------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             8,225,700
     OWNED BY
                    -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             0
    REPORTING
                    -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             8,225,700
       WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,225,700
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                            [  ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.8%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
-------------------------------------------------------------------------------

         This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends the statement on Schedule 13D filed on February 19, 2003 (the "Schedule 13D"), by David Lockwood ("Mr. Lockwood"), Lockwood Fund LLC ("Lockwood Fund") and Lockwood Capital Advisors LLC ("Lockwood Capital Advisors") (Mr. Lockwood, Lockwood Fund and Lockwood Capital Advisors collectively the "Reporting Persons"), as such Schedule 13D was amended by Amendment No. 1 on March 17, 2003 (the "Amendment No. 1") and by Amendment No. 2 on January 13, 2005 (the "Amendment No. 2"), and together, the "Amended Statement"). This Amendment No. 3 is being filed pursuant to a Joint Filing Agreement dated February 19, 2003, a copy of which is attached as Exhibit 1 to Amendment No. 1. Capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings set forth in the Amended Statement. The information set forth in response to each separate item shall be deemed to be a response to all items where such information is relevant. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Amended Statement.


Item 1.  Security and the Issuer

         Item 1 is hereby amended and restated in its entirety as set forth below.

         This statement on Schedule 13D relates to the shares of common stock, par value $0.01 (the "Shares") of Liberate Technologies (the "Issuer"), a Delaware corporation whose principal executive offices are located at 2655 Campus Drive, Suite 250, San Mateo, CA 94403.


Item 2.  Identity and Background.

         Subsections (b) and (c) of Item 2 are hereby amended and restated in their entirety as set forth below.

         (b) The address of the principal office of Lockwood Funds and Lockwood Capital Advisors is c/o Schulte Roth & Zabel LLP, 919 Third Avenue, New York, NY 10022, Attention: Stuart D. Freedman, Esq. The business address of Mr. Lockwood is Liberate Technologies, 2655 Campus Drive, Suite 250, San Mateo, CA 94403.

         (c) The principal business of Lockwood Fund is serving as a private investment fund. The principal business of Lockwood Capital Advisors is serving as the Managing Member of Lockwood Fund. Mr. Lockwood is a professional investor in technology companies, the Managing Member of Lockwood Capital Advisors, and as of June 9, 2003, the Chairman of the Board of Directors and Chief Executive Officer of the Issuer.


Item 4.  Purpose of Transaction.

         Item 4 is hereby amended and restated in its entirety as set forth below.

         Mr. Lockwood was granted by the Issuer, without payment, an option to purchase 1,300,000 Shares pursuant to the Notice of Stock Option Grant (the "Stock Option Grant") between the Issuer and Mr. Lockwood, dated as of March 14, 2003, in connection with Mr. Lockwood's agreement to act as a Strategic Consultant for the Issuer and to subsequently assume the positions of Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Mr. Lockwood became Chairman of the Board of Directors and Chief Executive Officer of the Issuer on June 9, 2003.

         The Reporting Persons acquired the Shares for investment purposes based upon a determination that the shares presented an opportunity to realize significant capital appreciation. Except as described in Item 6 below, none of the Reporting Persons has any present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Each of the Reporting Persons, however, intends to evaluate on an ongoing basis his or its investment in the Issuer and accordingly reserves the right to change his or its plans and intentions at any time, as he or it deems appropriate, subject to relevant legal restrictions and certain contractual restrictions described in Item 6 below.

         Mr Lockwood and the Lockwood Fund previously entered into a Stockholder Voting Agreement, dated as of January 14, 2005, with Double C Technologies,
LLC ("Double C") in connection with sale of the Issuer's North America business pursuant to the Asset Purchase Agreement, dated as of January 14, 2005, by and among the Issuer, Liberate Technologies Canada Ltd. and Double C (the "Double C Purchase Agreement"). On April 7, 2005, the Issuer consummated the sale of its North America business to Double C and upon the closing of such transaction Mr. Lockwood's previously unvested options under the Stock Option Grant became fully vested by their terms.

         Item 6 also describes plans or proposals of the Reporting Persons which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or its subsidiaries and is incorporated herein by reference.


Item 5.  Interest in Securities of the Issuer.

         Items 5(a), (b)(i) and (c) are hereby amended and restated in their entirety as set forth below.

         (a) Mr. Lockwood directly owns 5,107,201 Shares, of which 3,807,201 are held in an Individual Retirement Account. Mr. Lockwood may also be deemed to beneficially own (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) 8,225,700 Shares in his capacity as the Managing Member of Lockwood Capital Advisors, which is itself the Managing Member of Lockwood Fund. Thus, Mr. Lockwood may be deemed to beneficially own, in the aggregate, 13,982,901 Shares representing approximately 12.6% of the Shares outstanding, based upon 106,077,485 Shares outstanding as of March 31, 2005, as reported in the Issuer's Form 10-Q for the period ended February 28, 2005.

         Lockwood Fund directly owns, and Lockwood Capital Advisors, in its capacity as Managing Member of Lockwood Fund, may be deemed to beneficially own, 8,225,700 Shares, representing approximately 7.8% of the Shares outstanding, based upon the number of outstanding Shares referenced above.

         (b) (i) Mr. Lockwood has sole voting and dispositive power over 5,107,201 Shares and shared voting and dispositive power over 8,225,700 Shares.

         (c) The trading dates, number of Shares purchased and the price per Share for all transactions related to Shares effected by the Reporting Persons in the past 60 days are set forth in Schedule I hereto and are incorporated herein by reference.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is hereby amended and restated in its entirety as set forth below.

         Mr Lockwood and the Lockwood Fund previously entered into a Stockholder Voting Agreement, dated as of January 14, 2005, with Double C in connection with sale of the Issuer's North America business pursuant to the Double C Purchase Agreement. On April 7, 2005, the Issuer consummated the sale of its North America business to Double C and upon the closing of such transaction the Stockholder Voting Agreement with Double C terminated in accordance with its terms.

         On April 15, 2005 the Issuer entered into an agreement to sell substantially all of the assets of its business outside of North America to SeaChange International, Inc. ("Purchaser"). The agreement provides for the Purchaser to acquire from the Issuer and Liberate Technologies B.V., a wholly-owned subsidiary of the Issuer (the "Netherlands Subsidiary") certain assets and to assume certain liabilities relating to the Issuer's business outside of the United States, Canada and Mexico (the "Non-North America Business").

         In connection with the agreement, at the specific request of Purchaser, and as a condition and inducement to Purchaser's willingness to enter into the agreement, Mr. Lockwood and the Lockwood Fund (the "Principal Stockholders") entered into a Stockholder Voting Agreement with the Purchaser, dated as of April 15, 2005 (the "Voting Agreement") with respect to all Shares over which each such Principal Stockholder exercises voting or investment power (as determined pursuant to Rule 13d-3(a) under the Exchange Act) (collectively, the "Owned Shares"). The Owned Shares do not include those Shares which any Principal Stockholder has the right to acquire within 60 days, but do include any shares of the Issuer as to which a Principal Stockholder acquires beneficial ownership after the execution of the Voting Agreement.

         Pursuant to the Voting Agreement, each of the Principal Stockholders will appoint the Purchaser and any designee of the Purchaser as such Principal Stockholder's proxy and attorney-in-fact pursuant to the provisions of Section 212 of the Delaware General Corporation Law, as amended, to vote and act on each such Principal Stockholder's behalf and in each such Principal Stockholder's name, place and stead with respect to such Principal Stockholder's Owned Shares, at any annual, special or other meeting of the stockholders of the Issuer and at any adjournment or postponement of any such meeting and to act by written consent with respect to each such Principal Stockholder's Owned Shares. Each Principal Stockholder will affirm that the proxy is coupled with an interest and shall be irrevocable and will agree not to grant any subsequent proxy with respect to such Principal Stockholder's Owned Shares (except as provided below).

         Each Principal Stockholder will further irrevocably and unconditionally agree (i) to appear, or otherwise cause the Owned Shares to be counted as present, at any shareholders' meeting held to vote upon the transactions contemplated by the asset purchase agreement for purposes of establishing a quorum and to vote or consent, or cause to be voted or consented, the Owned Shares in favor of the asset purchase agreement, the sale of assets provided for therein and the consummation of the transactions contemplated thereby (the "Transaction"); provided that such Principal Stockholder has received written notice within a reasonable period of time prior to any such meeting that Purchaser is unable to vote the Owned Shares at such meeting; (ii) to execute and deliver or cause to be executed and delivered any written consent in favor of the Transaction with respect to all of the Owned Shares; and (iii) with respect to any Owned Shares, not to vote, execute and deliver any written consent, enter into any other voting agreement or cause any of the foregoing actions in favor of any Alternative Proposal (as defined in the asset purchase agreement and set forth below) or where such action would be inconsistent with or frustrate the purposes of the asset purchase agreement or the Voting Agreement.

         "Alternative Proposal" means (A) any proposal (whether or not in writing and whether or not delivered to the Issuer's stockholders generally), other than (x) as contemplated by the asset purchase agreement or the asset purchase agreed, dated as of January 14, 2005, by and among the Issuer, Liberate Technologies Canada Ltd. and Double C, (y) as otherwise proposed by the Purchaser or its affiliates or (z) solely with respect to the sale of all or part of the North America Business (as defined in the asset purchase agreement), each regarding (i) a merger, consolidation, tender offer, share exchange or other business combination or similar transaction involving the Issuer, (ii) the issuance by the Issuer of any equity interest in or any voting securities of the Issuer which constitutes 20% or more of the total of such equity interests or voting securities, (iii) the acquisition in any manner, directly or indirectly, of 20% or more of the consolidated assets of the Issuer or the Netherlands Subsidiary or any equity interest of the Issuer's subsidiaries, (iv) the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Exchange Act) which beneficially owns, or has the right to acquire beneficial ownership of, 20% or more of the then outstanding shares of capital stock of the Issuer or (v) any transaction for any material portion of the Transferred Assets (as defined in the asset purchase agreement) or the Non-North America Business or any transaction the effect of which would be reasonably likely to prohibit, restrict or delay the consummation of the transactions contemplated by the asset purchase agreement; or (B) the occurrence of any of the transactions described in clauses (i) - (v) of (A) above or any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

         Each Principal Stockholder will also agree that he or it will not, without the prior written consent of the Purchaser, (a) directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the disposition of, any of the Owned Shares or any securities convertible into or exchangeable for Shares, or (b) take any action that would prohibit, prevent or preclude such Principal Stockholder from performing his or its obligations under the Voting Agreement, including, without limitation, granting a power of attorney with respect to the Owned Shares, depositing the Owned Shares in a voting trust or entering into any other stockholder voting agreements with respect to the Owned Shares. Each Principal Stockholder will further agree that the Voting Agreement and each Principal Stockholder's obligations thereunder shall attach to the Owned Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Owned Shares may pass.

         The Voting Agreement shall terminate on the earlier of (i) the closing of the transactions contemplated by the asset purchase agreement and
(ii) the termination of the asset purchase agreement in accordance with its terms.

         The foregoing summary of the Voting Agreement contained in this Item 6 is qualified in its entirety by reference to the Voting Agreement, attached as Exhibit 7 hereto and incorporated herein by reference.

         Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended and supplemented by adding the following.

         There is filed herewith as Exhibit 7 the Stockholder Voting Agreement by and among SeaChange International, Inc., David Lockwood and Lockwood Fund LLC, dated as of April 15, 2005.

                                  SIGNATURES

         After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2005


                                            /s/ David Lockwood
                                            ------------------------------
                                            David Lockwood


                                            LOCKWOOD FUND LLC
                                            By: LOCKWOOD CAPITAL ADVISORS LLC,
                                            its Managing Member


                                            By: /s/ David Lockwood
                                               -----------------------------
                                            David Lockwood, as Managing Member


                                            LOCKWOOD CAPITAL ADVISORS LLC


                                            By: /s/ David Lockwood
                                               -----------------------------
                                            David Lockwood, as Managing Member

EXHIBIT INDEX

     Exhibit No.     Exhibit Name
     -----------     ------------

         7 Stockholder Voting Agreement, dated as of April 15, 2005 by and among SeaChange International, Inc., David Lockwood and Lockwood Fund LLC.

                                  Schedule I
                                  ----------

                  Transactions in Shares in the Past 60 Days


                              Date of            Amount of             Exercise Price
  Reporting Person          Transaction      Securities Involved         per Share


David Lockwood             March 14, 2005        27,083.3(1)                $1.75(2)
David Lockwood             April 7, 2005          650,000(3)                $1.75
David Lockwood             April 8, 2005        1,300,000(4)                  $0



(1) Mr. Lockwood was deemed to have automatically acquired beneficial ownership of an additional 27,083.3 Shares on March 14, 2005 pursuant to the vesting of an option to purchase 1,300,000 Shares that was granted by the Issuer on March 14, 2003, vesting in equal portions over 48 months. Mr. Lockwood did not exercise, sell or otherwise transfer any Shares in connection with the period vesting of these options.

(2) The option was granted by the Issuer without payment. The exercise price is $1.75 per Share.

(3) Mr. Lockwood's previously unvested options under the Stock Option Grant became fully vested, by their terms, in connection with the consummation of the asset sale to Double C.

(4) Effective on the payment date of the Issuer's special dividend previously declared on March 25, 2005, Mr. Lockwood's options were adjusted by reducing the per share exercise price by the value of the per share dividend of $2.10. Because the per share dividend was greater than the per share exercise price, Mr. Lockwood was deemed to have exercised his options and in lieu thereof automatically received for each Share subject to his options, one Share and a cash payment equal to the difference between the per share dividend and the per share exercise price, or $0.35.